June 20, 2007

Filed pursuant to Rule 433

Registration No. 333-141868

Final Term Sheet

USD 3,000,000,000 Zero Coupon Global Notes due June 29, 2037

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Type of Note:	Zero Coupon Note with Original Issue Discount

Maturity:	June 29, 2037

Redemption Amount:	100%

Interest Rate:	N/A

Date of Pricing:	June 20, 2007

Closing Date:	June 29, 2007

Currency of Payment:	USD

Price to Public/Issue Price:	18.097141%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	17.972141%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Yield to Maturity:	5.78% per annum, accreting semi-annually (30/360)

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769 CH5

ISIN:	US500769CH58

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Managers:	Barclays Capital Merrill Lynch & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000248/f01656exv99wg.htm. Alternatively, the managers will arrange to send you the prospectus, which you may request by calling toll-free +1-888-227-2275, Ext. 2663, or +1-866-500-5408.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.